Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED

DECEMBER 31, 2022 UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021	March 31, 2022
	Income from operations
	a) Revenue	232,290	225,397	203,136	672,973	582,334	790,934
	b) Other operating income	—	—	14	—	2,179	2,186
	c) Foreign exchange gains/(losses), net	1,391	1,057	1,187	3,482	3,280	4,355

I	Total income from operations	233,681	226,454	204,337	676,455	587,793	797,475

	Expenses
	a) Purchases of stock-in-trade	1,968	1,678	2,031	6,133	5,096	6,735
	b) Changes in inventories of finished goods and stock-in-trade	(6)	(333)	(285)	(685)	(69)	(369)
	c) Employee benefits expense	136,173	137,261	114,860	399,568	328,773	450,075
	d) Depreciation, amortization and impairment expense	9,229	7,969	7,459	24,936	23,566	30,911
	e) Sub-contracting and technical fees	28,486	29,131	28,190	87,071	80,086	108,589
	f) Facility expenses	8,018	8,178	6,352	24,072	18,222	25,269
	g) Travel	3,773	3,037	2,281	9,880	5,361	7,320
	h) Communication	1,467	1,496	1,391	4,506	4,371	5,760
	i) Legal and professional fees	2,091	2,025	2,015	5,663	5,942	7,561
	j) Marketing and brand building	679	644	499	2,223	1,434	2,010
	k) Lifetime expected credit loss/ (write-back)	101	(79)	(203)	^	(408)	(797)
	l) Other expenses	4,066	2,944	4,212	11,059	10,244	14,125

II	Total expenses	196,045	193,951	168,802	574,426	482,618	657,189

III	Finance expenses	2,902	2,270	1,403	7,217	3,608	5,325
IV	Finance and other Income	4,992	4,040	3,578	12,722	12,311	16,257
V	Share of net profit/ (loss) of associates accounted for using the equity method	26	(72)	76	(61)	73	57
VI	Profit before tax [I-II-III+IV+V]	39,752	34,201	37,786	107,473	113,951	151,275
VII	Tax expense	9,102	7,710	8,063	24,743	22,547	28,946
VIII	Profit for the period [VI-VII]	30,650	26,491	29,723	82,730	91,404	122,329

IX	Total other comprehensive income for the period	5,702	2,934	1,772	10,375	7,129	11,600

	Total comprehensive income for the period [VIII+IX]	36,352	29,425	31,495	93,105	98,533	133,929

X	Profit for the period attributable to:
	Equity holders of the Company	30,529	26,590	29,690	82,755	91,318	122,191
	Non-controlling interests	121	(99)	33	(25)	86	138

		30,650	26,491	29,723	82,730	91,404	122,329

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	36,217	29,512	31,459	93,080	98,421	133,742
	Non-controlling interests	135	(87)	36	25	112	187

		36,352	29,425	31,495	93,105	98,533	133,929

XI	Paid up equity share capital (Par value ₹ 2 per share)	10,974	10,971	10,962	10,974	10,962	10,964
XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						647,194
XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three and nine months ended periods is not annualized)
	Basic (in ₹)	5.57	4.86	5.43	15.12	16.71	22.35
	Diluted (in ₹)	5.56	4.85	5.42	15.08	16.67	22.29

^ Value is less than 1

1.

The audited consolidated financial results of the Company for the three and nine months ended December 31, 2022, have been approved by the Board of Directors of the Company at its meeting held on January 13, 2023. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.	Estimation uncertainty relating to the global health pandemic on COVID-19

In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these consolidated financial results including credit reports and economic forecasts. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company basis its assessment believes that the probability of the occurrence of forecasted transactions is not impacted by COVID-19. The Company has also considered the effect of changes, if any, in both counterparty credit risk and own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that there is no impact on effectiveness of its hedges.

The impact of COVID-19 may be different from what we have estimated as of the date of approval of these consolidated financial results and the Company will continue to closely monitor any material changes to future economic conditions.

4.	List of subsidiaries and investments accounted for using equity method as at December 31, 2022 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Encore Theme Technologies Private Limited			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			UK

	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel

	Wipro 4C NV		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited (1)	UK

	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Financial Outsourcing Services Limited (Formerly known as Wipro Europe Limited)		UK
		Wipro UK Limited	UK

	Wipro Financial Services UK Limited		UK
	Wipro Gulf LLC		Sultanate of Oman

	Wipro IT Services S.R.L.		Romania

Wipro HR Services India Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			UK

	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil
		The Capital Markets Company BV (3)	Belgium

	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1) (Formerly known as Ampion Holdings Pty Ltd)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand

Wipro Japan KK			Japan
	Designit Tokyo Co., Ltd.		Japan

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Overseas IT Services Private Limited			India

Wipro Philippines, Inc.			Philippines

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro VLSI Design Services India Private Limited			India

Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA

		Cardinal US Holdings, Inc.(1)	USA
		Convergence Acceleration Solutions, LLC	USA
		Designit North America, Inc.	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA

		LeanSwift Solutions, Inc.(1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro VLSI Design Services, LLC	USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

(1)

Step Subsidiary details of Wipro Ampion Holdings Pty Ltd, Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, LeanSwift Solutions, Inc., Rizing Intermediate Holdings, Inc., Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A and Wipro Weare4C UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Ampion Holdings Pty Ltd (Formerly known as Ampion Holdings Pty Ltd)			Australia

	Wipro Ampion Pty Ltd (Formerly known as Ampion Pty Ltd)		Australia
		Wipro Iris Holdco Pty Ltd (3) (Formerly known as Iris Holdco Pty Ltd)	Australia

	Wipro Revolution IT Pty Ltd (Formerly known as Revolution IT Pty Ltd)		Australia
	Crowdsprint Pty Ltd		Australia

	Wipro Shelde Australia Pty Ltd (Formerly known as Shelde Pty Ltd)		Australia

Cardinal US Holdings, Inc.			USA
	ATOM Solutions LLC		USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		UK
	ITI Proficiency Ltd		Israel
	Wipro Italia S.R.L.		Italy
		MechWorks S.R.L.	Italy

LeanSwift Solutions, Inc.			USA
	LeanSwift AB		Sweden
	LeanSwift Solutions, LLC		USA

Rizing Intermediate Holdings, Inc.			USA
	Attune Lanka (Pvt) Ltd		Sri Lanka
		Attune Netherlands B.V. (3)	Netherlands
	Rizing Intermediate LLC (3)		USA

Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	UK
	Wipro Appirio, K.K.		Japan
	Topcoder, LLC.		USA

Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
		Wipro Do Brasil Sistemetas De Informatica Ltd	Brazil

Wipro Portugal S.A.			Portugal
		Wipro Technologies GmbH	Germany
		Wipro Business Solutions GmbH (3)	Germany
		Wipro IT Services Austria GmbH	Austria

Wipro Weare4C UK Limited			UK
		CloudSocius DMCC	United Arab Emirates

(3)	Step Subsidiary details of Attune Netherlands B.V., Wipro Iris Holdco Pty Ltd, Rizing Intermediate LLC, The Capital Markets Company BV and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Attune Australia Pty Ltd		Australia
	Attune Consulting USA, Inc.		USA
	Attune Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune Management LLC		USA
	Attune UK Ltd.		UK

Wipro Iris Holdco Pty Ltd (Formerly known as Iris Holdco Pty Ltd)			Australia
	Wipro Iris Bidco Pty Ltd (Formerly known as Iris Bidco Pty Ltd)		Australia

Rizing Intermediate LLC			USA
	Rizing Canada Holdings Corp.		Canada
		Rizing Solutions Canada Inc.	Canada
	Rizing LLC (4)		USA

The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company BV		Netherlands
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company Limited		Canada
		Capco (Canada) GP ULC	Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia

Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

(4)	Step Subsidiary details of Rizing LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Rizing LLC			USA
	Aasonn Philippines Inc.		Philippines
	Rizing B.V.		Netherlands
	Rizing Consulting Ireland Limited		Ireland
	Rizing Consulting Pty Ltd.		Australia
	Rizing Geospatial LLC		USA
	Rizing GmbH		Germany
	Rizing Limited		UK
	Rizing Middle East DMCC		United Arab Emirates
	Rizing Pte Ltd.		Singapore
		Rizing New Zealand Ltd.	New Zealand
		Rizing Philippines Inc.	Philippines
		Rizing SDN BHD	Malaysia
		Rizing Solutions Pty Ltd	Australia
		Synchrony Global SDN BHD	Malaysia

	Vesta Middle East FZE		United Arab Emirates

As at December 31, 2022, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method.

The list of controlled trusts and firms are:
Name of the entity	Country of incorporation
Capco (Canada) LP (5)	Canada
Wipro Equity Reward Trust	India
Wipro Foundation	India

(5)	The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively.

5.	Segment Information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended December 31, 2022, September 30, 2022, and December 31, 2021, nine months ended December 31, 2022, December 31, 2021 and year ended March 31, 2022 are as follows:

Particulars	Three months ended			Nine months ended		Year ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021	March 31, 2022
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	67,788	65,350	56,644	194,840	159,532	217,874
Americas 2	71,168	70,030	61,076	207,811	175,441	239,404
Europe	66,323	62,684	59,620	189,283	172,700	233,443
APMEA	25,278	25,565	23,596	75,100	67,543	91,103

Total of IT Services	230,557	223,629	200,936	667,034	575,216	781,824
IT Products	1,721	1,249	1,767	4,916	4,972	6,173
ISRE	1,403	1,576	1,623	4,505	5,427	7,295
Reconciling Items	—	—	(3)	—	(1)	(3)

Total Revenue	233,681	226,454	204,323	676,455	585,614	795,289

Other operating income
IT Services	—	—	14	—	2,179	2,186

Total Other operating income	—	—	14	—	2,179	2,186

Segment Result
IT Services
Americas 1	12,986	12,358	11,390	36,374	31,290	42,820
Americas 2	14,776	14,219	12,057	41,449	35,226	47,376
Europe	9,485	7,875	9,172	24,734	26,683	35,739
APMEA	2,476	2,194	2,483	6,274	8,577	10,523
Unallocated	(2,219)	(2,845)	173	(5,694)	73	434
Other operating income	—	—	14	—	2,179	2,186

Total of IT Services	37,504	33,801	35,289	103,137	104,028	139,078
IT Products	41	(103)	96	(117)	137	115
ISRE	102	146	134	421	1,002	1,173
Reconciling Items	(11)	(1,341)	16	(1,412)	8	(80)

Total Segment result	37,636	32,503	35,535	102,029	105,175	140,286
Finance expenses	(2,902)	(2,270)	(1,403)	(7,217)	(3,608)	(5,325)
Finance and Other Income	4,992	4,040	3,578	12,722	12,311	16,257
Share of net profit/ (loss) of associates accounted for using the equity method	26	(72)	76	(61)	73	57

Profit before tax	39,752	34,201	37,786	107,473	113,951	151,275

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange in revenues amounting to ₹ 1,391, ₹ 1,057 and ₹ 1,187 for the three months ended December 31, 2022, September 30, 2022, and December 31, 2021 respectively, ₹ 3,482 and ₹ 3,280 for the nine months ended December 31, 2022, December 31, 2021, and ₹ 4,355 for the year ended March 31, 2022, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Other operating income of ₹ Nil, ₹ Nil and ₹ 14 is included as part of IT Services segment results for three months ended December 31, 2022, September 30, 2022, and December 31, 2021 respectively, ₹ Nil and ₹ 2,179 is included as part of IT Services segment results for nine months ended December 31, 2022, December 31, 2021 and ₹ 2,186 for the year ended March 31, 2022 respectively.

e)

Restructuring cost of ₹ 29, ₹ 1,360 and ₹ Nil is included under Reconciling items for the three months ended December 31, 2022, September 30, 2022 and December 31, 2021 respectively, ₹ 1,389 and ₹ Nil for the nine months ended December 31, 2022, December 31, 2021 respectively, and ₹ Nil for the year ended March 31, 2022.

f)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,094, ₹ 1,122 and ₹ 805 for the three months ended December 31, 2022, September 30, 2022, and December 31, 2021, respectively, ₹ 3,661 and ₹ 2,434 for the nine months ended December 31, 2022, December 31, 2021, and ₹ 4,164 for the year ended March 31, 2022 respectively.

6.	Business combinations

Summary of acquisitions during the nine months ended December 31, 2022 is given below:

During the nine months ended December 31, 2022, the Company has completed two business combinations by acquiring 100% equity interest in:

(a) Convergence Acceleration Solutions, LLC (“CAS Group”), a US based consulting and program management company that specialises in driving large-scale business and technology transformation for Fortune 100 communications service providers. The acquisition advances the Company’s strategic consulting capabilities as we help our clients drive large scale business and technology transformation. The acquisition was consummated on April 11, 2022, for a total consideration (upfront cash to acquire control and contingent consideration) of ₹ 5,587.

(b) Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”), a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech in geographies across North America, Europe, Asia, and Australia. The acquisition was consummated on May 20, 2022, for a total cash consideration of ₹ 43,845.

7.

During the nine months ended December 31, 2022, decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge ₹ 1,166 for the three months and nine months ended December 31, 2022, as part of amortization and impairment.

8.	On December 21, 2022, the Company sold 100% membership interests in Wipro Opus Risk Solutions LLC for upfront cash consideration of ₹ 53 and recognized a loss of ₹ 9 on disposal.

9.	Events after the reporting period

The Board of Directors in their meeting held on January 13, 2023, declared an interim dividend of ₹ 1 /- (USD 0.01) per equity share and ADR (50% on an equity share of par value of ₹ 2 /-)

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: January 13, 2023	Rishad A. Premji Chairman